Exhibit 21.2

Subsidiaries of Building Materials Holding Corporation are as follows:

State of Incorporation or Organization

BMC West Corporation	Idaho
VNS Corporation	Georgia
ProCon Construction Services, LLC	Georgia
TrussMart Building Components, LLC	Georgia
SelectBuild Construction, Inc.	Delaware
SelectBuild Southern California, Inc.	Delaware